April 1, 2019

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

United States

Deutsche Bank Securities Inc.

60 Wall Street

New York, NY 10005

United States

CLSA Limited

18/F, One Pacific Place

88 Queensway

Hong Kong

Jefferies LLC

520 Madison Avenue

New York, NY 10022

United States

as representatives of the several underwriters

VIA EDGAR

Ms. Jan Woo, Esq., Legal Branch Chief

Mr. Mitchell Austin, Esq., Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Qutoutiao Inc. (CIK No. 0001733298)

Registration Statement on Form F-1, as amended (File No. 333-230624)

Ladies and Gentlemen:

We hereby join Qutoutiao Inc. (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:00 p.m., Eastern Time, on April 2, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, approximately 2,057 copies of the Company’s preliminary prospectus dated March 29, 2019 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As representative of the several underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ James Perry
Name:	James Perry
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

As representative of the several underwriters

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Justin Smolkin
Name:	Justin Smolkin
Title:	Managing Director

By:	/s/ Joseph Paasaro
Name:	Joseph Passaro
Title:	Director

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

As representative of the several underwriters

CLSA LIMITED

By:	/s/ Catherine Liu
Name:	Catherine Liu
Title:	Managing Director

By:	/s/ Hang Li
Name:	Hang Li
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

As representative of the several underwriters

Jefferies LLC

By:	/s/ Cully Davis
Name:	Cully Davis
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]